                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 Amendment No. 8
                                (Final Amendment)
                                       to
                                Schedule 14D-1/A


                       Tender Offer Statement Pursuant to
                             Section 14(d)(1) of the
                       Securities and Exchange Act of 1934
                                       and
                                 Schedule 13D/A
                    under the Securities Exchange Act of 1934
                    -----------------------------------------


                            LUMEN TECHNOLOGIES, INC.
                            ------------------------
                            (Name of Subject Company)


                                   EG&G, INC.


                             LIGHTHOUSE WESTON CORP.
                             -----------------------
                                    (Bidders)


                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   550242 10 1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                               Murray Gross, Esq.
                Senior Vice President, General Counsel and Clerk
                                   EG&G, Inc.
                                45 William Street
                         Wellesley, Massachusetts 02481
                                 (781) 237-5100


                                    Copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000
        -----------------------------------------------------------------
        (Names, Addresses, and Telephone Numbers of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                    ----------------------------------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       EG&G, INC.
       IRS No. 04-2052042
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       WC, BK, OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER

                        18,754,556*
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,752,338(1)
    EACH         ---------------------------------------------------------------
 REPORTING       9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH:                18,754,556*
                 ---------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,506,884(2)
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       93.3% (Based on Shares outstanding as of December 14, 1998)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
================================================================================

*   Includes 322,845 Shares tendered pursuant to guarantees of delivery.
(1) Represents Shares that are subject to the Stockholders' Agreement described in this Schedule 14D-1/13D and consists of 1,752,338 Shares subject to stock options outstanding on December 14, 1998. Pursuant to the Stockholders' Agreement, the Purchaser has been granted an irrevocable proxy to vote such Shares in favor of the Merger described herein.
(2) Includes the Shares described in footnote (1) above.

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LIGHTHOUSE WESTON CORP.
       IRS No. 04-3438030
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       AF
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
--------------------------------------------------------------------------------
                 7.     SOLE VOTING POWER

                        18,754,556*
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8.     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,752,338(1)
    EACH         ---------------------------------------------------------------
 REPORTING       9.     SOLE DISPOSITIVE POWER
  PERSON
   WITH:                18,754,556*
                 ---------------------------------------------------------------
                 10.    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,506,884(2)
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       93.3% (Based on Shares outstanding as of December 14, 1998)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       CO
================================================================================

*   Includes 322,845 Shares tendered pursuant to guarantees of delivery.
(1) Represents Shares that are subject to the Stockholders' Agreement described in this Schedule 14D-1/13D and consists of 1,752,338 Shares subject to stock options outstanding on December 14, 1998. Pursuant to the Stockholders' Agreement, the Purchaser has been granted an irrevocable proxy to vote such Shares in favor of the Merger described herein.
(2) Includes the Shares described in footnote (1) above.

     This Amendment No. 8 to Tender Offer Statement on Schedule 14D-1/A ("Amendment No. 8") is the final amendment relating to the offer by Lighthouse Weston Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of EG&G, Inc., a Massachusetts corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Lumen Technologies, Inc., a Delaware corporation (the "Company"), at a price of $7.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on October 27, 1998, as amended by Amendment No. 1 thereto dated October 30, 1998, Amendment No. 2 thereto dated November 6, 1998, Amendment No. 3 thereto dated November 10, 1998, Amendment No. 4 thereto dated November 23, 1998, Amendment No. 5 thereto dated December 3, 1998, Amendment No. 6 thereto dated December 11, 1998, and Amendment No. 7 thereto dated December 15, 1998 (the "Original Statement").

     Pursuant to Instruction D of Schedule 14D-1, the Original Statement is hereby amended and supplemented as follows:

Item 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented by adding at the end thereof the following:

     The Offer expired at 6:00 p.m., New York City time, on Tuesday, December 15, 1998. On December 16, 1998, the Purchaser accepted for payment all of the 18,754,556 Shares (including 322,845 Shares subject to guarantees of delivery) which were validly tendered and not properly withdrawn pursuant to the Offer. This number of Shares equals approximately 92.8% of the Company's outstanding Common Stock at December 14, 1998.

Item 10.   ADDITIONAL INFORMATION.

     The information set forth in Item 10(f) is hereby amended and supplemented by the following:

           On December 16, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.

Item 11.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding immediately following the reference to Exhibit (a)(15) the following:

     (a)(16)    Text of Press Release dated December 16, 1998, issued by the
     Parent.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.



Dated: December 16, 1998                  EG&G, INC.



                                          By: /s/ Murray Gross
                                              ----------------------------
                                              Name:  Murray Gross
                                              Title: Senior Vice President





                                          LIGHTHOUSE WESTON CORP.



                                          By: /s/ Philip Ayers
                                              ----------------------------
                                              Name:  Philip Ayers
                                              Title: Secretary

                                INDEX OF EXHIBITS



Number       Exhibit Name
------       ------------

*(a)(1)      Offer to Purchase.

*(a)(2)      Letter of Transmittal.

*(a)(3)      Notice of Guaranteed Delivery.

*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(7)      Form of Summary Advertisement as published October 27, 1998.

*(a)(8) Text of Joint Press Release dated October 21, 1998, issued by the Company and Parent.

*(a)(9)      Text of Press Release dated October 27, 1998, issued by the Parent.

*(a)(10)     Text of Press Release dated October 30, 1998, issued by the Parent.

*(a)(11)     Text of Press Release dated November 6, 1998, issued by the Parent.

*(a)(12)     Text of Press Release dated November 23, 1998, issued by the
             Parent.

*(a)(13)     Text of Press Release dated December 3, 1998, issued by the Parent.

*(a)(14)     Text of Press Release dated December 11, 1998, issued by the
             Parent.

*(a)(15)     Text of Press Release dated December 15, 1998, issued by the
             Parent.

(a)(16)      Text of Press Release dated December 16, 1998, issued by the
             Parent.

**(b)(1) Termination, Replacement and Restatement Agreement dated as of March 6, 1998, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as Administrative Agent.

***(b)(2)    364-Day Competitive Advance and Revolving Credit Agreement dated as of March 21, 1994, among the Parent, the Lenders named therein and Chase Manhattan Bank (as successor to Chemical Bank) as
             Administrative Agent, as amended (the "364-Day Competitive Advance and Revolving Credit Agreement").

***(b)(3)    Five-Year Competitive Advance and Revolving Credit Facility dated as of March 21, 1994, among the Parent, the Lenders listed therein and Chase Manhattan Bank (as successor to Chemical Bank) as
             Administrative Agent, as amended (the "Five-Year Competitive
             Advance and Revolving Credit Facility").

*(b)(4) First Amendment, dated as of November 20, 1998, to the 364-Day Competitive Advance and Revolving Credit Agreement.

*(b)(5) Fourth Amendment, dated as of November 20, 1998, to the Five-Year Competitive Advance and Revolving Credit Facility.

*(b)(6) Competitive Advance and Revolving Credit Facility Agreement, dated as of November 23, 1998, among EG&G, Inc., the Lenders named therein, and the Chase Manhattan Bank, as Administrative Agent.

*(c)(1) Agreement and Plan of Merger dated as of October 21, 1998, among the Parent, the Purchaser and the Company.

*(c)(2) Stockholders' Agreement dated as of October 21, 1998, among the Parent and certain stockholders of the Company.

*(c)(3) Confidentiality Agreement dated as of June 9, 1998 between the Parent and the Company.

 (d)         None.

 (e)         Not applicable.

 (f)         None.


----------------
*   Previously filed.

** Incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-5075).

*** Agreement and Amendments Number 1 and 2, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-5075); Amendment Number 3, incorporated by reference to the Parent's Annual Report on Form 10-K for the year ended December 26, 1996 (File No. 1-5075).